Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
	(Thousands)
Earnings:
Income before income taxes	$209,326	$585,226	$548,101	$438,385	$325,037	$249,041
Minus: equity income of unconsolidated entities	(8,811)	(22,171)	(9,898)	(2,367)	—	—
Plus: Fixed charges	12,376	42,138	27,181	27,821	13,629	1,687
Minus: Capitalized interest	(817)	(4,120)	(9,403)	(5,642)	(2,258)	(442)
Minus: Net income attributable to noncontrolling interests	(2,493)	(734)	—	—	—	—
Total earnings	$209,581	$600,339	$555,981	$458,197	$336,408	$250,286

Fixed charges:
Net interest expense	$10,716	$36,129	$16,766	$21,345	$10,871	$829
Plus: Capitalized interest	817	4,120	9,403	5,642	2,258	442
Plus: Estimated interest component of rental expense	843	1,889	1,012	834	500	416
Total fixed charges	$12,376	$42,138	$27,181	$27,821	$13,629	$1,687

Ratio of earnings to fixed charges	16.9x	14.2x	20.5x	16.5x	24.7x	148.4x

(1)         Earnings included in the calculation of this ratio consist of (i) income before income taxes, minus (ii) equity income of unconsolidated entities, plus (iii) fixed charges, minus (iv) capitalized interest (including allowance for borrowed funds used during construction) and minus (v) net income attributable to noncontrolling interests. Fixed charges included in the calculation of this ratio consist of (i) net interest expense, plus (ii) capitalized interest (including allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.